Report from the President


Dear WTD Shareholders:

     Our second quarter produced a disappointing net loss of $535,000, or $.10 per share. Although lumber prices allowed profitable operations during the first part of the quarter, the lumber market suffered from significant weakness in October. Chip price declines in October contributed to the loss.

     We are doing a number of things to make our operations more efficient and improve our survivability during these tough times, such as making selected capital improvements, running through breaks and meal periods, and keeping our log inventories short in order to better match lumber prices.

     A number of larger economic and policy issues affect our performance, including the following:

     Federal Timber - As a result of recent actions by Congress, some federal timber is now being released for harvest. Although historically WTD has not been dependent on federal timber, any addition to the available raw material supply is welcomed and hopefully can help restore more reasonable raw material costs relative to lumber prices.

     Canadian Imports - Our northern neighbors, benefiting from favorable exchange rates, subsidized timber costs, and fewer environmental restrictions, have captured in excess of 30% of the U.S. lumber market. Over the long term, more environmental and other timber harvesting restrictions are predicted in Canada which should help blunt the Canadian impact.

     Interest Rates - It is our hope that continued reasonable interest rates and general economic strength will contribute to a healthy lumber market during calendar 1996.

     Operating conditions have been difficult for the last twelve months and there have been additional permanent mill closures in the Pacific Northwest. Our view is that less efficient lumber producers will continue to be driven out of business by the challenging industry conditions, leaving fewer, more efficient operations. We intend to continue to be among the most efficient producers.




Bruce L. Engel
President